June 9, 2005

Via U.S. Mail and Fax (917-286-2302)

John Abbot
Senior Vice President and Chief Financial Officer
Insight Midwest, L.P & Insight Capital, Inc.
810 Seventh Avenue
New York, New York 10019

Re:	Insight Midwest, L.P & Insight Capital, Inc.
	Form 10-K for the year ended December 31, 2004
      Filed March 31, 2005

Form 10-Q for the quarter ended March 31, 2005

	File No. 333-33540 & 333-33540-1



Dear Mr. Abbot:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.



     						 Sincerely,



       						Larry Spirgel
    						Assistant Director


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Mr. Earle A. MacKenzie
Shenandoah Telecommunications Company
January 31, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE